UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Jefferies Credit Partners BDC Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Adam Klepack, Esq.

Jefferies Finance LLC

520 Madison Avenue, 12th Floor

New York, NY 10022

(212) 708-2612

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS Jefferies Finance LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,782,508.456
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,782,508.456

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,782,508.456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS JFIN Parent LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,782,508.456
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,782,508.456

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,782,508.456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS Jefferies Financial Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,782,508.456
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,782,508.456

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,782,508.456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS Massachusetts Mutual Life Insurance Co
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,782,508.456
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,782,508.456

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,782,508.456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Common Stock, par value $0.001 per share (the “Shares”), of Jefferies Credit Partners BDC Inc. (the “Issuer”), a Maryland Corporation that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, with its principal executive offices located at 520 Madison Avenue, 12th Floor, New York, New York 10022.

Item 2. Identity and Background.

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i) Jefferies Finance LLC, a Delaware limited liability company, and a registered investment adviser under the Advisers Act (“JFIN”);

(ii) JFIN Parent LLC, a Delaware limited liability company (“JFIN Parent”);

(iii) Jefferies Financial Group Inc., a New York corporation; and

(iv) Massachusetts Mutual Life Insurance Company, a Massachusetts domiciled life insurance company; (the persons and entities listed in items (i) through (iv) are collectively referred to herein as the “Reporting Persons”).

JFIN is wholly-owned by JFIN Parent, which is a joint venture between (i) Jefferies Financial Group Inc., a publicly traded company and (ii) Massachusetts Mutual Life Insurance Company, a Massachusetts domiciled life insurance company.

The executive officers and directors of Jefferies Financial Group Inc. and Massachusetts Mutual Life Insurance Company are listed on Annex A attached hereto, which is incorporated herein by reference (“Annex A”).

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the business office of each of JFIN, JFIN Parent and Jefferies Financial Group Inc.is:

520 Madison Avenue

New York, New York 10022

The address of the principal business office of Massachusetts Mutual Life Insurance Company is:

1295 State Street

Springfield, MA 01111

The address of the business office of each of the individuals listed on Annex A is listed therein.

(c) The principal business of JFIN is that of a commercial finance company that arranges and manages investments in leveraged commercial loans to corporate borrowers. JFIN is engaged in being registered investment advisers under the Investment Advisers Act of 1940. JFIN Parent is principally engaged in being a holding company. Jefferies Financial Group Inc. is principally engaged as a global full service, integrated investment banking and securities firm. Massachusetts Mutual Life Insurance Company is principally engaged in being a diversified financial services organization providing financial products and services that include mutual funds, money management, trust services, life insurance, annuities, disability income insurance and long-term care insurance.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3.

On March 3, 2023, Jefferies Credit Partners LLC, a Delaware limited liability company (“Jefferies Credit Partners”) and wholly owned subsidiary of JFIN acquired 100 Shares for an aggregate purchase price of $1,000 in connection with the formation of the Issuer. On December 6, 2023, the Issuer’s Board of Directors authorized a forward stock split of its issued and outstanding Shares by way of a stock dividend whereby Jefferies Credit Partners received 2,901 Shares for each Share of the Issuer it held for an aggregate of 290,000 Shares. On January 23, 2024, JFIN acquired 1,492,408.456 Shares for an aggregate purchase price of $22,000,000.

The purchase price for the investments was paid from working capital.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 hereof are hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. The descriptions of the contributions and the transactions contained in Item 3 are hereby incorporated by reference into this Item 4.

On December 7, 2023, JFIN entered into a subscription agreement (the “Subscription Agreement”) with the Issuer pursuant to which, JFIN subscribed for and agreed to purchase Shares with a capital commitment equal to up to $60.0 million (the “Capital Commitment”). Pursuant to the Subscription Agreement, JFIN is required to fund drawdowns to purchase Shares up to the amount of the Capital Commitment periodically each time the Issuer delivers a drawdown notice (the “Notice”) to JFIN and in any event is required to fund $30.0 million on December 31, 2024 and $30.0 million on December 31, 2025, unless capital is otherwise called earlier. Pursuant to the Subscription Agreement, Notices will be delivered to JFIN at least seven business days prior to the date on which JFIN is obligated to purchase shares (the “Purchase Date”). The foregoing description of JFIN’s commitment to the Issuer does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, a form of which is attached hereto and incorporated herein by reference to Exhibit 99.2.

Pursuant to the Subscription Agreement and Notices delivered by the Issuer with respect thereto, on December 27, 2023 (with the number of shares finalized on January 23, 2024), JFIN purchased 1,356,760.057 Shares from the Issuer at $14.741 per Share for an aggregate purchase price of $20,000,000. Pursuant to the Subscription Agreement and Notices delivered by the Issuer with respect thereto, on December 29, 2023 (with the number of shares finalized on January 23, 2024), JFIN purchased 135,648.399 Shares from the Issuer at $14.744 per Share for an aggregate purchase price of $2,000,000. The purchase prices disclosed herein are based on the Issuer’s net asset value per Share as of December 26, 2023 and December 28, 2023, respectively, as determined by the Issuer on January 23, 2024.

Pursuant to the Subscription Agreement, JFIN may not transfer its Common Stock without complying with the provisions of the governing documents of the Issuer. Under the governing documents of the Issuer, the prior written consent of the Issuer is required for any transfer of Shares prior to the listing of the Shares on a national securities exchange, if any. Notwithstanding the foregoing, however, prior to the listing of the Shares on a national securities exchange, if any, JFIN is permitted under the governing documents to transfer all or part of its Shares, provided that (i) the Issuer provides prior written consent to any such transfer, which shall not be unreasonably withheld or delayed, (ii) any purported transferee satisfies applicable eligibility and/or suitability requirements and (iii) any such transfer is made in connection with transactions exempt from, or not subject to, the registration requirements of the Securities Act of 1933, as amended.

The Reporting Persons are affiliates of the Issuer and the Issuer’s investment adviser, Jefferies Credit Management LLC, an indirect subsidiary of JFIN Parent. This Schedule 13D filing is occasioned solely by JFIN’s beneficial ownership of more than 5% of the presently outstanding Shares of the Issuer as a result of the investments described in Items 3 and 4. JFIN’s ownership as a percentage of the outstanding Shares may be deemed to have the resulting effect of changing or influencing the control of the Issuer, notwithstanding that the Shares of the Issuer beneficially owned by JFIN were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer.

The Reporting Persons may, from time to time, take such actions regarding their investment as they deem appropriate. These actions may include: (i) acquiring additional Shares and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of the Shares, including in connection with business development transactions or financing commitments in relation thereto; (ii) disposing of any or all of their Shares; (iii) engaging in any hedging or similar transactions with respect to the Shares; or (iv) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. In determining whether to carry out any of the above-mentioned actions, the Reporting Persons may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Shares, conditions in the securities market and general economic and industry conditions.

Thomas G. Brady, the CEO and President of each of JFIN and JFIN Parent serves as a member of the Board of Directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, with respect to the Issuer, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer.

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). The Reporting Persons beneficially own an aggregate of 1,782,508.456 Shares, representing 15.3% of the outstanding Shares. The percentages of beneficial ownership in this Schedule 13D assume there are 11,670,593.519 Shares outstanding as of the date hereof as disclosed by the Issuer to the Reporting Persons.

JFIN directly holds 1,492,408.456 Shares and, as the sole member of Jefferies Credit Partners, may be deemed to beneficially own the 290,100 Shares held directly by Jefferies Credit Partners. JFIN Parent, as the sole member of JFIN, and Jefferies Financial Group Inc. and Massachusetts Mutual Life Insurance Company as joint owners of JFIN Parent, may be deemed to be the beneficial owners of the securities reported herein. The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any Shares except as described herein.

(c) Other than as described in Item 3 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 99.2	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10-12G filed with the Securities and Exchange Commission on October 3, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024

JEFFERIES FINANCE LLC

By:	/s/ Adam Klepack
Name: Adam Klepack
Title: Authorized Signatory

JFIN PARENT LLC

By:	/s/ Adam Klepack
Name: Adam Klepack
Title: Authorized Signatory

JEFFERIES FINANCIAL GROUP INC.

By:	/s/ Michael J. Sharp
Name: Michael J. Sharp
Title: EVP & General Counsel

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Helder P. Pereira
Name: Helder P. Pereira
Title: Authorized Signatory

Annex A

Directors and Executive Officers of Jefferies Financial Group Inc.

The following sets forth the name and principal occupation of each of the directors and executive officers of Jefferies Financial Group Inc., whose address is 520 Madison Avenue, New York, New York, 10022. Each of such persons is a citizen of the United States.

Executive Officers

*	Also a Director

Name	Present Principal Occupation

Richard B. Handler*	Director and Chief Executive Officer of Jefferies Financial Group Inc.

Brian P. Friedman*	Director and President Jefferies Financial Group Inc

Joseph S. Steinberg*	Director and Executive Chairman

Michael J. Sharp	Executive Vice President and General Counsel

Matthew S. Larson	Executive Vice President and Chief Financial Officer

Mark L. Cagno	Vice President Controller

John Stacconi	Vice President and Global Treasurer

Laura E. Ulbrandt DiPierro	Senior Vice President and Secretary

Directors

Name	Principal Occupation
Linda L. Adamany	Lead Independent Director

Robert D. Beyer	Director

Matrice Ellis Kirk	Director

MaryAnne Gilmartin	Director

Thomas W. Jones	Director

Jacob M. Katz	Director

Michael T. O’Kane	Director

Melissa V. Weiler	Director

Directors and Executive Officers of Massachusetts Mutual Life Insurance Company

The following sets forth the name and principal occupation of each of the directors and executive officers of Massachusetts Mutual Life Insurance Company, whose address is 1295 State Street, Springfield, MA, 01111. Each of such persons is a citizen of the United States except for Geoffrey Craddock who is a citizen of the United States and United Kingdom and Howard Todd Stitzer who is a citizen of the United States and United Kingdom.

Executive Officers

Name	Present Principal Occupation
Roger W. Crandall	Chairman, President, and Chief Executive Officer

Eric Partlan	Chief Investment Officer

Dominic Blue	Head of Third-Party Distribution and New Markets

Susan Cicco	Chief of Staff to the Chairman & CEO, HR & Employee Experience

Geoffrey Craddock	Chief Risk Officer

John Rugel	Head of Operations

Michael O’Connor	General Counsel

Sears Merritt	Head of Technology and Experience

Paul LaPiana	Head of Brand, Product and Affiliated Distribution

Elizabeth Ward	Chief Financial Officer

Mike Freno	Chairman, President, and Chief Executive Officer of Barings LLC

Mark Muething	President of MassMutual Ascend

Directors

Name	Principal Occupation
Roger W. Crandall	President and Chief Executive Officer, Massachusetts Mutual Life Insurance Company

Michelle K. Lee	Founder and Chief Executive Officer, Obsidian Strategies, Inc. Former Vice President, Machine Learning Solutions Lab & Computer Vision, Amazon Web Services

Mark T. Bertolini	Chief Executive Officer, Oscar Health, Inc. Former Chairman and Chief Executive Officer, Aetna

Jeffrey M. Leiden	Executive Chairman, Former President, and Chief Executive Officer, Vertex Pharmaceuticals Incorporated

Kathleen A. Corbet	Founder and Principal, Cross Ridge Capital, LLC

Laura J. Sen	Former Non-Executive Chairman and Former Chief Executive Officer, BJ’s Wholesale Club, Inc.

James H. DeGraffenreidt, Jr.	Chairman and Chief Executive Officer, Retired WGL Holdings, Inc.

William T. Spitz	Principal and Co-Founder, Diversified Trust Company

Isabella D. Goren	Former Chief Financial Officer, American Airlines, Inc. and AMR Corporation

Howard Todd Stitzer	Former Chief Executive Officer, Cadbury PLC

Bernard A. Harris, Jr.	CEO and Managing Partner, Vesalius Ventures, Inc.